Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-297506

333-297506-01

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED AUGUST 14, 2026

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 16, 2026 AND THE PRODUCT PROSPECTUS SUPPLEMENT

DATED JULY 16, 2026

US$
Nomura America Finance, LLC
Senior Global Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Rate Notes Linked to the 1-Year USD SOFR ICE Swap Rate due August 30, 2027

•	Nomura America Finance, LLC is offering the rate notes linked to the 1-Year USD SOFR ICE Swap Rate (the “interest rate”) due August 30, 2027 (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.
•	Coupon payment at a rate of 9.00%, payable if the interest rate on the final valuation date is equal to or less than the threshold value (which is 127% of the initial value).
•	If the final value of the interest rate is equal to or less than the threshold value, you will receive 100% of your principal amount at maturity.
•	If the final value of the interest rate is greater than the threshold value, -1.00x exposure to any positive return of the interest rate, and you will lose all or a portion of your principal amount at maturity.
•	Approximately a 1 year maturity.
•	The notes will not be listed on any securities exchange.
•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Investing in the notes involves significant risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is expected to be between $921.00 and $971.00 per $1,000 principal amount, which is expected to be less than the price to public.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	Up to 1.00%	At least 99.00%
Total	$	$	$

Nomura Securities International, Inc., an affiliate of ours acting as the distribution agent, will purchase the notes from Nomura America Finance, LLC for distribution to J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A., which will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Nomura or one of our affiliates that will not exceed $10.00 per $1,000 principal amount of notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use the final pricing supplement in market-making transactions in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, the final pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

August        , 2026

TERMS OF THE NOTES
Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$
Base Rate:	USD SOFR ICE Swap Rate, as published at 11:00 a.m. New York City time on the Final Valuation Date on Bloomberg Page USISS01 Index, or any successor page on any successor service for the purpose of displaying the USD SOFR ICE Swap Rate with an index maturity of one year. The Base Rate is subject to the non-publication and fallback provisions in the Product Prospectus Supplement under “General Terms of the Notes — Special Calculation Provisions — Floating Rate Notes — USD SOFR ICE Swap Rate Notes.” See “The Interest Rate” below.
Index Maturity:	One year
Interest Rate:	The base rate with an index maturity of one year
Minimum Interest Rate:	None
Maximum Interest Rate:	None
Spread:	None
Spread Multiplier:	None
Trade Date:	August 17, 2026
Original Issue Date:	August 20, 2026 (expected to be the third scheduled business day after the trade date)
Final Valuation Date:	August 25, 2027
Stated Maturity Date:	August 30, 2027
Payment at Maturity:	At maturity, for each $1,000 principal amount of notes, we will pay you a cash payment equal to the cash settlement amount.
Coupon Payment:	If the final value is equal to or less than the threshold value, you will receive the coupon of $90.00 per $1,000 principal amount on the stated maturity date.
Coupon Rate:	9.00%
Cash Settlement Amount:

If the final value is greater than the threshold value:

$1,000 × ( 100% - interest rate performance)

If the final value is equal to less than the threshold value:

$1,000

If the final value is greater than the threshold value, you will lose up to 100% of the principal amount.

Interest Rate Performance:	The quotient, expressed as a percentage, calculated as follows: final value - initial value initial value
Threshold Value:	5.08%, which is 127% of the initial value
Initial Value:	4.00%
Final Value:	The interest rate on the final valuation date.
Business Day:	Any day (other than a Saturday or Sunday) that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or London, U.K.
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65540NAE9
ISIN No.:	US65540NAE94

Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Minimum Initial Investment Amount:	$10,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange.
Distribution Agent:	Nomura Securities International, Inc.

The trade date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 16, 2026 (the “prospectus”), and the product prospectus supplement, dated July 16, 2026 (the “product prospectus supplement”), each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus and the product prospectus supplement on the SEC website at www.sec.gov as follows:

•	Prospectus dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084292/tm2619954-3_424b3.htm

•	Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1163653/000110465926084318/tm2619530d3_424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Principal Amount

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final value is greater than the threshold value. In this case, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose 1% of the principal amount of your notes for every 1% that the final value is greater than the threshold value. You may lose up to 100% of your investment at maturity.

The Appreciation on the Notes is Limited by the Coupon Payment.

You will not participate in any appreciation in the level of the interest rate beyond the coupon payment. You will not receive a return on the notes greater than the coupon payment.

Your Ability To Receive The Coupon Payment May Terminate On The Final Valuation Date.

If the final value is greater than the threshold value, you will not be entitled to receive the coupon payment at maturity. Under these circumstances, if the final value is greater than the threshold value, you may lose all of your principal amount at maturity.

The Notes Will Not Bear Interest

As a holder of the notes, you will not receive interest payments.

Risks Relating to the Interest Rate

The Future Performance of the Base Rate Cannot be Predicted Based on Historical Performance.

The future performance of the base rate cannot be predicted based on the limited historical performance. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data of SOFR have been released by the FRBNY, such historical indicative data inherently involves assumptions, estimates and approximations. The future performance of SOFR, and therefore the base rate, is impossible to predict and therefore no future performance of the base rate may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR or the base rate. There can be no assurance that SOFR or the base rate will be positive.

Tax Risks

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” in the prospectus and “Supplemental Discussion of

U.S. Federal Income Tax Consequences” in this pricing supplement.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Will Be Less Than the Original Issue Price of Your Notes.

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to our affiliates’ pricing models. Such estimated value will be set forth on the front cover of the final pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as will be disclosed on the front cover of the final pricing supplement, our affiliates’ pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our affiliates’ pricing models as of the time the terms of your notes are set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. The following factors, which are beyond our control, may influence the market value of your notes:

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt markets generally.

Each of these factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

There Are Potential Conflicts of Interest between You and the Calculation Agent

The calculation agent will, among other things, determine the applicable SOFR rates for each Interest Period and the amount of any interest payment with respect to each Interest Period. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. The calculation agent will exercise its judgment when performing its functions and may take into consideration our or our affiliates’ ability to unwind any related hedges. Since this determination by the calculation agent will affect payments on the securities, the calculation agent may have a conflict of interest if it needs to make any such determination.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the interest rate relative to the initial value. We cannot predict the interest rate on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the interest rate or the return on the notes.

The table and examples below illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the interest rate. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. These are not the actual terms of the notes and the notes’ terms may be more or less favorable than those shown in the following table and examples:

🞂	Principal amount:	$1,000
🞂	Hypothetical initial value of the interest rate:	4.00%
🞂	Hypothetical threshold value of the interest rate:	5.08% (127.00% of the hypothetical initial value)

Hypothetical Final Value	Hypothetical Interest Rate Performance of the Interest Rate	Hypothetical Cash Settlement Amount	Hypothetical Return on the Notes (Excluding the Coupon Payment)
8.00%	100.00%	$0.00	-100.00%
7.00%	75.00%	$250.00	-75.00%
6.00%	50.00%	$500.00	-50.00%
5.08%(1)	27.00%	$1,000.00	100.00%
5.00%	25.00%	$1,000.00	100.00%
4.00%(2)	0.00%	$1,000.00	100.00%
3.00%	-25.00%	$1,000.00	100.00%
2.00%	-50.00%	$1,000.00	100.00%
1.00%	-75.00%	$1,000.00	100.00%
0.00%	-100.00%	$1,000.00	100.00%

(1)	This is the hypothetical threshold value of the interest rate.
(2)	The hypothetical initial value of 4.00% used in these examples has been chosen for illustrative purposes only. The actual initial value of the reference asset is set forth under “Terms of the Notes.”

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes are held to maturity.

Example 1: The performance of the interest rate is 50.00%.

Because the final value is greater than the threshold value, the cash settlement amount would be $500.00 per $1,000 principal amount, calculated as follows:

$1,000 × ( 100% - interest rate performance)

= $1,000 × (100% - 50%)

= $500.00

Example 1 shows that if the final value is greater than the threshold value, you are exposed on -1.00x basis to any positive return of the interest rate. You will lose some or all of your investment.

Example 2: The performance of the interest rate is -50.00%.

Because the final value is equal to or less than the threshold value, the cash settlement amount would be $1,000.00 per $1,000 principal amount.

Example 2 shows that the cash settlement amount will equal the principal amount when the final value is equal to or less than the threshold value.

These examples illustrate that you will not participate in any appreciation of any interest rate, but will be fully exposed on a 1-to-1 basis to any increase in the interest rate if the final value is above the threshold value.

THE INTEREST RATE

Description of the 1-Year USD SOFR ICE Swap Rate

The 1-Year USD-SOFR ICE Swap Rate on the Final Valuation Date is the SOFR-linked interest rate swap, as published on the ICE Benchmark Administration Limited (“ICE”) website opposite the 1-year heading at approximately 11:00 a.m., New York City time, on the Final Valuation Date. The 1-Year USD-SOFR ICE Swap Rate measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a 1-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days in the relevant year over 360, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

The Interest Rate is subject to the non-publication and fallback provisions in the Product Prospectus Supplement under “General Terms of the Notes — Special Calculation Provisions — Floating Rate Notes — USD SOFR ICE Swap Rate Notes.”

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid derivative contract with respect to the Base Rate. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid derivative contract with respect to the Base Rate. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus).

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The distribution agent will purchase the notes from us for distribution to J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A., which will act as placement agents for the notes. The distribution agent will agree to sell to the placement agents, and the placement agents will agree to purchase from the distribution agent, the aggregate principal amount of the notes specified on the front cover of the final pricing supplement. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Nomura or one of our affiliates that will not exceed $10.00 per $1,000 principal amount of notes.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire agent’s commission, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.